UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)

eLong, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

290138205
(CUSIP Number)

TCH Sapphire Limited c/o Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 31, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 290138205	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TCH Sapphire Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 290138205	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON HC

CUSIP No. 290138205	SCHEDULE 13D	Page 4 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Tencent Asset Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 290138205	SCHEDULE 13D	Page 5 of 6

Item 1.  Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 26, 2011 (as amended by Amendment No. 1 filed with the SEC on August 4, 2015, Amendment No. 2 filed with the SEC on September 22, 2015 and Amendment No. 3 filed with the SEC on February 5, 2016, the “Original Statement” and, together with this Amendment No. 4, the “Statement”).  Unless specifically amended hereby, the disclosures set forth in the Original Statement shall remain unchanged.  All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Statement.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding at the end thereof the following paragraphs:

“On May 30, 2016, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Issuer was held at Xingke Plaza, Tower B, Third Floor, 10 Middle Jiuxianqiao Road, Chaoyang District, Beijing 100015, People’s Republic of China.  At the extraordinary general meeting, the shareholders of the Issuer voted to authorize and approve the previously announced agreement and plan of merger dated February 4, 2016 (as amended by the first amendment thereto dated April 1, 2016, the “Merger Agreement”), the plan of merger substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger.

On May 31, 2016, the Issuer and Merger Sub filed the Plan of Merger with the Cayman Islands Registrar of Companies, pursuant to which the Merger became effective on May 31, 2016.  As a result of the Merger, the Issuer ceased to be a publicly traded company and became a wholly owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Ordinary Share, including Ordinary Shares represented by ADSs, issued and outstanding immediately prior to the Effective Time has been cancelled in exchange for the right to receive US$9.00 per Ordinary Share or US$18.00 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares held by Rollover Shareholders, (ii) Ordinary Shares (including Shares represented by ADSs) owned by Parent, Merger Sub, the Company or any of their respective subsidiaries and any Ordinary Shares (including Ordinary Shares represented by ADSs) reserved for issuance, settlement and allocation by the Company upon exercise or vesting of any Company share awards, and (iii) Ordinary Shares (the “Dissenting Shares”) owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands (collectively, the “Excluded Shares”).  Each Excluded Share other than Dissenting Shares has been cancelled for no consideration.  Each Dissenting Share has been cancelled and each holder thereof is entitled to receive the appraised value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Select Market (“NASDAQ”) and the ADS program for the Shares will terminate.  NASDAQ has filed an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act.  The deregistration will become effective 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC.  The Issuer intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days.  The Issuer’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a) – (b)  As a result of the Merger, all Shares beneficially owned by the Reporting Persons prior to the Effective Time were cancelled and the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)  Except for the transactions described in Item 4 of this Amendment No. 4, none of the Reporting Persons has effected any transactions in the Shares during the past sixty (60) days.

(d)  Not applicable.

(e)  At the Effective Time, the Reporting Persons ceased to be beneficial owners of more than five percent of the Ordinary Shares.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 is incorporated by reference in its entirety.

CUSIP No. 290138205	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 1, 2016

TCH SAPPHIRE LIMITED

By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
	Title:	Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
	Title:	Authorized Signatory

TENCENT ASSET MANAGEMENT LIMITED

By:	/s/ Lau Chi Ping Martin
	Name:	Lau Chi Ping Martin
	Title:	Authorized Signatory